UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33036
Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MINDRAY MEDICAL INTERNATIONAL LIMITED
Form 6-K
The documents attached as exhibits 1.1, 5.1 and 8.1 to this report on Form 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 filed on March 3, 2010 (No. 333-165169).
The Registrant is filing material documents not previously filed.

SIGNATURE
EX-1.1
EX-5.1
EX-8.1
EX-99.1 Press Release dated March 4, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited
By:	/s/ Ronald Ede
	Name:	Ronald Ede
	Title:	Chief Financial Officer

Date: March 5, 2010